FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 12, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
12 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 April 2024	272,754	275.20	273.50	274.1878	LSE
12 April 2024	55,916	274.50	273.80	273.9340	CHIX
12 April 2024	164,557	275.00	273.60	274.0938	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 149,692,196 Ordinary Shares in treasury and have 8,730,167,816 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
12 April 2024	15:26:43	BST	2333	275.00	BATE	1718010
12 April 2024	15:26:43	BST	10603	275.00	BATE	1718008
12 April 2024	15:32:13	BST	13239	274.90	BATE	1731748
12 April 2024	15:41:12	BST	3589	274.70	BATE	1751813
12 April 2024	15:41:12	BST	9121	274.70	BATE	1751811
12 April 2024	15:50:02	BST	12889	273.80	BATE	1770743
12 April 2024	15:53:38	BST	1051	273.70	BATE	1778006
12 April 2024	15:57:32	BST	3337	273.80	BATE	1784445
12 April 2024	15:57:32	BST	940	273.80	BATE	1784441
12 April 2024	15:57:32	BST	1932	273.80	BATE	1784439
12 April 2024	15:57:32	BST	10000	273.80	BATE	1784425
12 April 2024	15:57:32	BST	3058	273.80	BATE	1784427
12 April 2024	15:57:32	BST	224	273.80	BATE	1784421
12 April 2024	15:59:23	BST	10713	273.60	BATE	1788549
12 April 2024	15:59:33	BST	969	273.60	BATE	1788985
12 April 2024	16:06:02	BST	3534	273.80	BATE	1803820
12 April 2024	16:06:02	BST	6572	273.80	BATE	1803818
12 April 2024	16:06:02	BST	2283	273.80	BATE	1803816
12 April 2024	16:06:02	BST	940	273.80	BATE	1803814
12 April 2024	16:06:02	BST	1273	273.80	BATE	1803804
12 April 2024	16:06:02	BST	14855	273.80	BATE	1803808
12 April 2024	16:10:06	BST	10814	273.80	BATE	1812417
12 April 2024	16:10:06	BST	2624	273.80	BATE	1812419
12 April 2024	16:13:48	BST	11942	273.80	BATE	1818601
12 April 2024	16:13:48	BST	1361	273.80	BATE	1818595
12 April 2024	16:14:58	BST	13374	274.00	BATE	1820561
12 April 2024	16:18:12	BST	10987	274.40	BATE	1828355
12 April 2024	15:30:06	BST	3243	274.50	CHIX	1727010
12 April 2024	15:30:06	BST	2400	274.50	CHIX	1727006
12 April 2024	15:30:06	BST	5057	274.50	CHIX	1727008
12 April 2024	15:50:02	BST	9090	273.80	CHIX	1770745
12 April 2024	15:57:32	BST	3033	273.80	CHIX	1784423
12 April 2024	15:57:32	BST	2761	273.80	CHIX	1784429
12 April 2024	15:57:32	BST	5603	273.80	CHIX	1784431
12 April 2024	16:06:02	BST	5881	273.80	CHIX	1803806
12 April 2024	16:06:02	BST	6550	273.80	CHIX	1803810
12 April 2024	16:13:48	BST	10692	273.80	CHIX	1818599
12 April 2024	16:13:48	BST	1606	273.80	CHIX	1818593
12 April 2024	14:04:53	BST	6328	274.30	LSE	1566034
12 April 2024	14:10:25	BST	71	274.80	LSE	1572450
12 April 2024	14:10:25	BST	844	274.80	LSE	1572448
12 April 2024	14:10:58	BST	1787	274.80	LSE	1572999
12 April 2024	14:10:58	BST	1197	274.80	LSE	1572997
12 April 2024	14:10:58	BST	1290	274.80	LSE	1572995
12 April 2024	14:10:58	BST	3555	274.80	LSE	1572993
12 April 2024	14:11:25	BST	3081	274.70	LSE	1573533
12 April 2024	14:11:25	BST	3383	274.70	LSE	1573531
12 April 2024	14:12:02	BST	6301	274.50	LSE	1574176
12 April 2024	14:18:01	BST	6025	275.20	LSE	1580165
12 April 2024	14:25:05	BST	6325	274.80	LSE	1586507
12 April 2024	14:30:03	BST	5768	274.70	LSE	1595708
12 April 2024	14:31:12	BST	1114	274.70	LSE	1599173
12 April 2024	14:31:12	BST	4881	274.70	LSE	1599171
12 April 2024	14:31:48	BST	5934	274.50	LSE	1600683
12 April 2024	14:35:26	BST	5103	275.00	LSE	1607534
12 April 2024	14:35:26	BST	367	275.00	LSE	1607532
12 April 2024	14:37:40	BST	121	274.90	LSE	1611379
12 April 2024	14:37:40	BST	6162	274.90	LSE	1611377
12 April 2024	15:26:43	BST	6104	275.00	LSE	1718013
12 April 2024	15:27:08	BST	5546	274.90	LSE	1718948
12 April 2024	15:28:28	BST	614	274.90	LSE	1722085
12 April 2024	15:28:28	BST	5285	274.90	LSE	1722083
12 April 2024	15:32:13	BST	1453	274.90	LSE	1731752
12 April 2024	15:32:13	BST	4141	274.90	LSE	1731750
12 April 2024	15:36:49	BST	3455	274.30	LSE	1741641
12 April 2024	15:36:49	BST	2595	274.30	LSE	1741639
12 April 2024	15:40:01	BST	5598	274.50	LSE	1749031
12 April 2024	15:42:07	BST	5821	274.30	LSE	1753851
12 April 2024	15:48:42	BST	6224	273.70	LSE	1767385
12 April 2024	15:50:10	BST	196	273.70	LSE	1770960
12 April 2024	15:52:01	BST	6155	273.60	LSE	1774438
12 April 2024	15:52:42	BST	6665	273.50	LSE	1776166
12 April 2024	15:53:19	BST	3278	273.70	LSE	1777556
12 April 2024	15:53:19	BST	635	273.70	LSE	1777554
12 April 2024	15:53:45	BST	1484	273.80	LSE	1778290
12 April 2024	15:53:45	BST	1021	273.80	LSE	1778288
12 April 2024	15:53:59	BST	1418	273.80	LSE	1778740
12 April 2024	15:53:59	BST	2109	273.80	LSE	1778738
12 April 2024	15:53:59	BST	1027	273.80	LSE	1778736
12 April 2024	15:57:32	BST	5668	273.80	LSE	1784437
12 April 2024	15:57:32	BST	60	273.80	LSE	1784435
12 April 2024	15:57:32	BST	5761	273.80	LSE	1784433
12 April 2024	15:58:06	BST	5668	273.70	LSE	1785295
12 April 2024	15:58:44	BST	8185	273.60	LSE	1786934
12 April 2024	15:59:23	BST	5851	273.60	LSE	1788551
12 April 2024	16:00:44	BST	6363	273.50	LSE	1793954
12 April 2024	16:06:02	BST	129	273.80	LSE	1803828
12 April 2024	16:06:02	BST	1157	273.80	LSE	1803826
12 April 2024	16:06:02	BST	1617	273.80	LSE	1803824
12 April 2024	16:06:02	BST	3000	273.80	LSE	1803822
12 April 2024	16:06:02	BST	6469	273.80	LSE	1803812
12 April 2024	16:07:41	BST	5973	273.70	LSE	1807184
12 April 2024	16:10:06	BST	1905	273.80	LSE	1812423
12 April 2024	16:10:06	BST	4474	273.80	LSE	1812421
12 April 2024	16:10:34	BST	6687	273.60	LSE	1813435
12 April 2024	16:12:08	BST	5599	273.60	LSE	1816227
12 April 2024	16:13:48	BST	6242	273.80	LSE	1818597
12 April 2024	16:14:15	BST	1828	274.00	LSE	1819402
12 April 2024	16:14:15	BST	4572	274.00	LSE	1819400
12 April 2024	16:14:34	BST	6502	274.00	LSE	1819853
12 April 2024	16:14:34	BST	3069	274.00	LSE	1819846
12 April 2024	16:14:34	BST	3140	274.00	LSE	1819848
12 April 2024	16:15:41	BST	397	273.90	LSE	1822162
12 April 2024	16:15:41	BST	1463	273.90	LSE	1822160
12 April 2024	16:15:41	BST	1335	273.90	LSE	1822158
12 April 2024	16:15:41	BST	1609	273.90	LSE	1822156
12 April 2024	16:15:41	BST	1700	273.90	LSE	1822154
12 April 2024	16:15:41	BST	6449	273.90	LSE	1822110
12 April 2024	16:18:12	BST	1087	274.40	LSE	1828353
12 April 2024	16:18:12	BST	6368	274.40	LSE	1828351
12 April 2024	16:18:12	BST	6288	274.40	LSE	1828349
12 April 2024	16:19:10	BST	5678	274.50	LSE	1830121

Date: 12 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary